CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – MAY 21, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural") announced today that the Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid (“NCIB”) through the facilities of the Toronto Stock Exchange or other alternative Canadian trading systems. Purchases may also be made through the facilities of the New York Stock Exchange.
The notice provides that Canadian Natural may, during the 12 month period commencing May 23, 2019 and ending May 22, 2020, purchase for cancellation up to 59,729,706 common shares, being 5% of the 1,194,594,136 issued and outstanding common shares as at May 10, 2019. Canadian Natural will not acquire more than 25% of the average daily trading volume of its common shares during a trading day, being 975,709 common shares subject to certain prescribed exceptions. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural. In connection with the NCIB, Canadian Natural expects to enter into an automatic share purchase plan in relation to purchases made by it under the NCIB. As of May 17, 2019, Canadian Natural has acquired 42,155,027 common shares for cancellation at an average price of $40.37 under its current Normal Course Issuer Bid, which authorized the purchase for cancellation of up to 61,424,856 common shares.
In addition to further strengthening its balance sheet, investing in exploration and development of its diverse asset base, and participating in acquisition opportunities, returns to shareholders remain a priority to create value for Canadian Natural’s shareholders. The Company targets to remain active in its purchase of common shares under the NCIB throughout 2019, as the Company believes it to be an effective use of capital and an efficient means to return value to its shareholders.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com